FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Cancellation of Stock Option Granted
[English Translation]

2.	Business Results (Fair Disclosure)
[English Translation]

3.	Other Major Managerial Matters
[English Translation]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	October 29, 2004	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

[English Translation] 28th October 2004

Cancellation of Stock Option Granted

Details of Grant	Number of Previous Grantees			2
	Number of Shares Previously Granted	Common Share		9,000
		Preferred Share		-
Details of Cancellation	Resolution Date of Cancellation			07/10/2002
	Resolution on Cancellation			Resolution of Board Directors
	Persons subject to Cancellation			1
	Number of Shares Previously Granted	Common Share		5,000
		Preferred Share		-
	Reasons/Basis for Cancellation			Retirement
	Matters on Stock Option Canceled	Exercise Period	Date of Commencement	07/10/2005
			Date of Expiration	07/09/2008
		Exercise Price (KRW)		4,000
Others				-

[Details of Persons Subject to Cancellation]

Persons Subject to Cancellation	Relation with our company	Number of Shares for Cancellation		Remarks
		Common Share	Preferred Share
Choi, Young Min	Employee	5,000		-

Item 2

[English Translation] 28th October 2004

*The information here are estimates, therefore, they are subject to change according to settlement results.
1. Business Results
Period	Jul.1, 2004 - Sep.30, 2004
(Unit: Mil KRW, %)	Current Period	Preceding Period	Increment/ Decrement compared to the Preceding Period (Increase/Decrease Rate)	Corresponding Period of the Previous Year	Increment/ Decrement compared to the Corresponding Period of the Previous Year (Increase/ Decrease Rate)
Sales	12,785	13,716	(-)6.8	14,653	(-)12.7
Operating Profit	4,526	5,918	(-)23.5	8,414	(-)46.2
Ordinary Profit	6,704	9,376	(-)28.5	10,146	(-)33.9
Net Profit	5,638	7,839	(-)28.1	8,675	(-)35.0
-	-	-	-	-	-
2. Others (Explanation on Business Results, etc.)

1. 2004 3Q earnings declined due to the economic stagnation, and due to the deepening of market competition caused by new competitors servicing free open beta services for new games. Also, because labor costs for new game development caused the operating profit to decrease.

2. Domestic revenue decreased 8% compared to last quarter, but overseas revenue increased 5% since 2Q.

3. We are planning a big off-line event during 4Q, and commercialization is planned in the Philippines during 4Q also.

4. We are forecasting 4Q revenues to be; revenue: 13 bill KRW, operating profit: 4 bill KRW, and Ordinary profit: 6 bill KRW.

5. Information above is subject to change after independent audit is performed.

6. This disclosure may be used for investment material, but our company does not have legal responsability over it.

3. Selective Release	Provider of Information	Management Support Team
	Target Receivers of Information	Foreign/Domestic investors, analysts, media press and etc.
	(Scheduled) Time and Place of Information Release	Date: October 28th 2004 (Thursday) 4:00 pm After disclosure, conference call is scheduled.
4. Contact	Person Responsible for Disclosure (Tel.)	CFO Won Seon Kim (822-3498-1649)
	Person in charge of Disclosure (Tel.)	IR Assistant General Manager(822-3498-1649)
	Office in Charge (Tel.)	IR Team (822-3498-6810)

* This information is based on tentative, not definite value, and may be changed according to the results
1. Earnings Content
Period	7/1/2004 ~ 9/30/2004
Units: KRW mm, %	3Q Earnings	2Q Earnings	QoQ Change(%)	YoY earnings	YoY Change(%)
Revenue	12,785	13,716	(-)6.8	14,653	(-)12.7
OP Profit	4,526	5,918	(-)23.5	8,414	(-)46.2
Pretax Profit	6,704	9,376	(-)28.5	10,146	(-)33.9
Net Income	5,638	7,839	(-)28.1	8,675	(-)35.0
-	-	-	-	-	-
2. Other(explanation regarding earnings, etc.)	1.
	Provider of Information		Management Support Team
	Subject of Information		Foreign/Domestic investors, analysts, and media press etc.

Item 3

[English Translation] 28th October 2004

Other Major Managerial Matters

Title: LK7 Game business acquisition

Content of contract

1)	Subject: LK7
2)	Acquisition content: all the assets and related intangible assets owned by LK7
1.	Game: online game "Il Ki Dang Cheon"
2.	Intangible assets:
-	program copyright, patent right, trademark right, domain and other intellectual property
-	game business and related contract with 3rd party
-	business use S/W and related license contract
3.	Acquisition price: 1 billion KRW (this amount is subject to change)
4.	Acquisition date: October 28th 2004
5.	Board of Directors resolution date: October 28th 2004